UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: October 31, 2002
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hours per response 14.90

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

The Town and Country Trust

(Name of Issuer)

Common Shares of Beneficial Interest, $.01 Par Value

(Title of Class of Securities)

892081100

(CUSIP Number)

Estate of Alfred Lerner, Deceased
c/o Squire, Sanders & Dempsey, L.L.P.,
4900 Key Tower, 127 Public Square
Cleveland, Ohio 44114
(216) 479-8500

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 20, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*     The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of Information contained In this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (03-00)

CUSIP No. 892081100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

The Estate of Alfred Lerner, deceased

34-7151298

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00*

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization State of Ohio

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0 8. Shared Voting Power 0 9. Sole Dispositive Power 0 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,152,299

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions).

13.	Percent of Class Represented by Amount in Row (11)

13.0%

14.	Type of Reporting Person (See Instructions)

00*

CUSIP No. 892081100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Randolph D. Lerner, Esq.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00*

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization State of New York

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 2,500(1) 8. Shared Voting Power 0 9. Sole Dispositive Power 2,500(1) 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,154,799(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions).

13.	Percent of Class Represented by Amount in Row (11)

13.0%

14.	Type of Reporting Person (See Instructions)

00*

(1)	Includes 2,500 Common Shares of Beneficial Interest held by Mr. Lerner as custodian for his minor child.

CUSIP No. 892081100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Nancy Beck

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00*

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization State of Ohio

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 7,500(2) 8. Shared Voting Power 0 9. Sole Dispositive Power 7,500(2) 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,159,799(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions).

13.	Percent of Class Represented by Amount in Row (11)

13.0%

14.	Type of Reporting Person (See Instructions)

00*

(2)	Includes 7,500 Common Shares of Beneficial Interest held by Mrs. Beck as custodian for her three minor children.

CUSIP No. 892081100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (entities only).

Norma Lerner

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00*

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization State of Ohio

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0 8. Shared Voting Power 0 9. Sole Dispositive Power 0 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,152,299

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions).

13.	Percent of Class Represented by Amount in Row (11)

13.0%

14.	Type of Reporting Person (See Instructions)

00*

1. Security and Issuer

     This statement relates to the Common Shares of Beneficial Interest, $.01 par value (“TCT Common Shares”) of The Town and Country Trust, a Maryland real estate investment trust (“TCT” or the “Issuer”). The address of the TCT’s principal executive office is 100 South Charles Street, Suite 1700, Baltimore, Maryland 21201.

2. Identity and Background

     (a)  This statement is being filed by the Estate of Alfred Lerner, deceased (the “Estate”), as a result of Mr. Lerner’s death on October 23, 2002. The Estate was opened with the Probate Court of Cuyahoga County, Ohio on October 28, 2002.

     (b)  The Estate’s address is c/o Squire Sanders & Dempsey LLP, 4900 Key Tower, 127 Public Square, Cleveland, Ohio 44114. The co-executors of the Estate are Norma Lerner, Randolph D. Lerner, Esq. and Nancy Beck. Each of the co-executor’s address’s is c/o Squire Sanders & Dempsey LLP, 4900 Key Tower, 127 Public Square, Cleveland, Ohio 44114.

     (c)  Mrs. Lerner is a director of MBNA Corporation. Mrs. Beck was appointed a trustee of TCT on December 20, 2002. Mr. Lerner is a partner in Securities Advisors, L.P.

     (d)  During the last five years, none of Mrs. Lerner, Mr. Lerner nor Mrs. Beck have been convicted in a criminal proceeding.

     (e)  During the last five years, none of Mrs. Lerner, Mr. Lerner nor Mrs. Beck have been party to a civil proceeding of a judicial or administrative body of competent jurisdiction, nor have any of them been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Each of the co-executors is a United States citizen.

3. Source and Amount of Funds or Other Consideration

     This Schedule 13D is being filed as a result of Mr. Lerner’s death. The securities were acquired by the Estate by operation of law upon the death of Mr. Lerner. Therefore, this item is not applicable.

4. Purpose of Transaction

     The purpose of the transaction to which this Schedule 13D relates are as follows:

     The securities were acquired by the Estate as a result of Alfred Lerner’s death.

     (a)  – (c) Not applicable.

     (d)  On December 20, 2002, Mrs. Beck was appointed a trustee of TCT. No other management changes were made. There are no present plans or proposals to change the number or term of trustees or to fill any existing vacancies on the board.

     (e)  – (j) Not applicable.

5. Interest in Securities of the Issuer

     (a)  – (b) The response of each of Mrs. Lerner, Mr. Lerner and Mrs. Beck with respect to rows 7, 8, 9, 10, 11, 12 and 13 of the cover page to this Schedule 13D are incorporated herein by reference.

     (c)  – (e) Not applicable.

6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     None of the Estate, Mrs. Lerner, Mr. Lerner nor Mrs. Beck has any contract, arrangement, understanding or relationship with respect to any securities of TCT, including but not limited to transfer or voting of any of the securities of TCT, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

     The Estate, due to the recent passing of Mr. Lerner, acquired by operation of law an 11.74% limited partnership interest (the “Partnership Interest”) in The TC Operating Limited Partnership, a Maryland limited partnership (the “Operating Partnership”) of which TCT, together with a wholly-owned subsidiary, is the sole general partner. The Partnership Interest now owned by the Estate has the economic equivalence of 2,152,299 TCT Common Shares. Pursuant to the terms of the partnership agreement of the Operating Partnership, the Estate may convert the Partnership Interest into TCT Common Shares and the Estate is therefore deemed to be the beneficial owner of 2,152,299 TCT Common Shares (13% of the total outstanding TCT Common Shares).

7. Material to be Filed as Exhibits

     None

[Signature page to follow.]

Signatures

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated December 20 2002

Estate of Alfred Lerner

By: /s/ Nancy Beck

Nancy Beck, Co-executor

/s/ Nancy Beck

Norma Lerner
P.O.A. Nancy Beck

/s/ Nancy Beck

Randolph D. Lerner, Esq.
P.O.A. Nancy Beck

/s/ Nancy Beck

Nancy Beck